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July 17, 2013

VIA EDGAR AND E-MAIL

Peggy Kim, Special Counsel

Office of Mergers and Acquisitions

Division of Corporate Finance

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Re:          VIVUS, Inc.

Definitive Additional Materials filed on July 15, 2013

File No. 1-33389

Dear Ms. Kim:

Set forth below are the responses of VIVUS, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated July 16, 2013, with respect to the Company’s Definitive Additional Materials filed with the Commission on July 15, 2013 (File No. 1-33389) (the “Definitive Additional Materials”).  For your convenience, each of the Staff’s comments is repeated below in bold and italics immediately preceding the Company’s corresponding response.

1.                                      Please advise us of the legal basis and authority for adjourning the meeting.

Response: The Company’s board of directors (the “Board”) directed that the Company’s 2013 annual meeting of stockholders, scheduled to be held at the Company’s headquarters on July 15, 2013, at 8:00 a.m. Pacific Daylight Time, be adjourned and reconvened at the same location 72 hours later, on Thursday, July 18, 2013, at 8:00 a.m. Pacific Daylight Time.  The Board’s purpose for such adjournment was to allow the Company’s stockholders sufficient time to consider accurate information and make informed voting decisions that were not tainted by the false and misleading statement made by First Manhattan Co.  The Board has authority to authorize and direct such adjournment under Delaware law and the Company’s organizational documents.  To the extent that the Staff believes it would be helpful, the Company will provide to the Staff a copy of the legal brief that its Delaware legal counsel will be filing in Delaware Chancery Court in connection with the litigation that First Manhattan Co. has commenced against the Company and its directors, which includes a detailed legal analysis of the Board’s authority to adjourn the 2013 annual meeting.

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No proxy authority was utilized in the Board’s determination to adjourn, or the adjourning of, the Company’s 2013 annual meeting.  Furthermore, no vote of the Company’s stockholders was taken at the Company’s 2013 annual meeting, and the persons identified on the Company’s proxy card as proxies were not present at the Company’s 2013 annual meeting.

2.                                 It has come to our attention that in the last two weeks Vivus may have awarded golden parachute change of control benefits to some of its executives. If applicable, please advise us as to the amounts paid and to whom they were paid and why you believe that additional disclosure is not required.

Response: The Company granted certain additional benefits to certain of its executive officers pursuant to certain Amended and Restated Change of Control and Severance Agreements dated July 3, 2013 (the “Amended Agreements”), each of which was effective as of July 1, 2013.  The Company promptly disclosed the material terms of such Amendment Agreements on a Form 8-K, filed with the Commission on July 5, 2013 (the “July 5th Form 8-K”).  In addition to such disclosure, the Company filed as an exhibit to the July 5th Form 8-K the form of agreement used in connection with each such Amended Agreement.

As the July 5th Form 8-K discloses, the Amended Agreements provide for benefits that are contingent in nature and are triggered (if at all) only upon the occurrence of future possible events such as a “Change of Control” (as such term is defined in the Amended Agreements).  Because no event which would result in a payment to any of the relevant executive officers of the Company pursuant to the Amended Agreements has occurred to date, no amounts have been paid pursuant to the Amended Agreements to any such executive officer.  As a result of the filing with the Commission of the July 5th Form 8-K, the Company believes that its stockholders and the general public have known of and had the opportunity to consider the terms and the effect of the Amendment Agreements for almost two weeks.  However, in response to the Staff’s comments, the Company will be filing today, under cover of Schedule 14A, the disclosures made in the July 5th Form 8-K.  As a result of the foregoing, the Company does not believe that additional disclosure is required.

Thank you for your consideration of the points contained in our response.  Please contact Joseph G. Connolly, Jr. at (202) 637-5625 or Joseph E. Gilligan at (202) 637-5945 if you have any questions or need any additional information.

Sincerely,

/s/ Joseph G. Connolly, Jr.

Joseph G. Connolly, Jr.
Partner
Hogan Lovells US LLP

cc:	John L. Slebir
Vice President, Business Development and General Counsel
VIVUS, Inc.

Jon Layman
Partner
Hogan Lovells US LLP

Joseph E. Gilligan
Partner
Hogan Lovells US LLP